Exhibit 2.1

TAX SHARING AGREEMENT dated as of May 17, 2006 (this “Agreement”) between Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”) and Embarq Corporation, a Delaware corporation (“Embarq”, collectively, the “Companies”).

WHEREAS, as of the date of this Agreement, the Sprint Nextel affiliated group includes Embarq and certain of its future subsidiaries;

WHEREAS, the Companies have entered into the Separation and Distribution Agreement, pursuant to which Sprint Nextel has agreed to contribute to Embarq the stock and assets associated with its local exchange carrier business and certain other assets in exchange for shares of common stock of Embarq, cash, securities of Embarq and the assumption by Embarq of certain liabilities of Sprint Nextel (the “Contribution”);

WHEREAS, Sprint Nextel intends to distribute to its shareholders all the outstanding shares of stock of Embarq (the “Distribution”);

WHEREAS, the Companies believe the Distribution will (i) facilitate growth and efficiency of operations and, in turn, maximize the profitability of each of Sprint Nextel and Embarq, including by eliminating strategic conflicts, and (ii) create entities that have different financial characteristics that may appeal to different investor bases;

WHEREAS, the Companies intend that the Contribution and the Distribution qualify as a “reorganization” under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), with respect to which no gain or loss is recognized under Code Sections 361 and 355;

WHEREAS, as a result of and upon the Distribution, Embarq and its subsidiaries will cease to be members of the Sprint Nextel affiliated group; and

WHEREAS, the Companies desire to allocate the Tax responsibilities, liabilities and benefits of transactions that occur on or prior to, and that may occur after, the date on which the Distribution occurs (the “Distribution Date”) and to provide for and address certain other Tax matters;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Companies (each on behalf of itself, each of its Affiliates, and its future Affiliates) hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01 Definition of Terms. The following terms shall have the following meanings (such meanings to apply equally to both the singular and the plural forms of the terms defined). All section and Exhibit references are to this Agreement unless otherwise stated.

“Active Trade or Business” means the active conduct by Embarq of the businesses conducted by the members of the Embarq Group as of the Distribution (determined in accordance with Code Section 355(b)).

“Adjustment Request” means any formal or informal claim or request filed with any governmental authority for any Refund, underpayment or overpayment of Tax or any change in available Tax Attributes.

“Affiliate” of any person means any entity that, after the Distribution, is directly or indirectly “controlled” by any of (i) the person in question, (ii) any person of which the person in question is an Affiliate under clause (i), or (iii) any Affiliate under clause (i) of a person described in clause (ii). For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the recitals.

“Ancillary Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Code” has the meaning set forth in the recitals.

“Companies” has the meaning set forth in the recitals.

“Contribution” has the meaning set forth in the recitals.

“Distribution” has the meaning set forth in the recitals.

“Distribution Date” has the meaning set forth in the recitals.

“Embarq” has the meaning set forth in the recitals.

“Embarq Capital Stock” means (i) all classes or series of capital stock of Embarq, including common stock and all other instruments treated as equity in Embarq for U.S. federal income tax purposes and (ii) all options, warrants and other rights to acquire such capital stock.

“Embarq Carryback” means any net operating loss, net capital loss, excess tax credit or other similar Tax item of any member of the Embarq Group that may or must be carried from one taxable period to a prior taxable period under applicable Tax law.

“Embarq Group” means Embarq and its Affiliates.

“Final Determination” means the final resolution of liability for any Tax for any taxable period by or as a result of (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Code Sections 7121 or 7122, or a comparable arrangement under the laws of another jurisdiction; (iii) any allowance of a Refund in respect of an overpayment of Tax, but only after the expiration of all periods during which such amount may be recovered by the Taxing Authority imposing the Tax; or (iv) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Group” means the Sprint Nextel Group or the Embarq Group, or both, as the context requires.

“High-Level Dispute” means any dispute arising in connection with this Agreement and (i) relating to liability under Section 2.02 or (ii) in which the amount of liability in dispute exceeds $20 million.

“Indemnitee” has the meaning set forth in Section 5.01.

“Indemnifying Party” has the meaning set forth in Section 5.01.

“IRS” means the U.S. Internal Revenue Service.

“Joint Return” means any Return that includes both a member of the Sprint Nextel Group and a member of the Embarq Group.

“Past Practices” has the meaning set forth in Section 3.03(a).

“Pre-Distribution Period” means any taxable period (or portion thereof) ending on or before the close of the Distribution Date.

“Proposed Acquisition Transaction” has the meaning set forth in Section 4.02(b)(i).

“Refund” means any cash refund of Taxes or reduction of Taxes by means of credit, offset or otherwise.

“Restricted Period” means the period beginning on the date of this Agreement and ending on, and including, the last day of the eighteen month period following the Distribution Date.

“Ruling” means all private letter rulings granted by the IRS relating to the Transactions (whether granted prior to, on or after the date hereof), requests for such rulings, including all supplemental ruling requests and information submissions, and any exhibit to any of the foregoing.

“Satisfactory Guidance” means either a ruling from the IRS or an Unqualified Tax Opinion, at the election of Embarq, in either case reasonably satisfactory to Sprint Nextel in both form and substance, including with respect to any underlying assumptions or representations. Satisfactory Guidance shall not include an Unqualified Tax Opinion with respect to which Sprint Nextel’s counsel, of recognized national standing, provides an opinion to Sprint Nextel that the conclusions in such Unqualified Tax Opinion are not free from doubt. For the avoidance of doubt, this definition is intended to allow Sprint Nextel to prevent Embarq from taking the action that is the subject of a ruling from the IRS or an Unqualified Tax Opinion, if Sprint Nextel determines in good faith that there is any tax risk to it from such action based upon either (1) any uncertainty concerning any underlying assumptions or representations in such ruling or opinion or (2) any legal uncertainty referred to in advice it receives from its counsel.

“Separate Return” means (i) in the case of the Embarq Group, a Tax Return of any member of that Group (including any consolidated, combined, affiliated or unitary Return) that does not include, for all or any portion of the relevant taxable period, any member of the Sprint Nextel Group and (ii) in the case of the Sprint Nextel Group, a Tax Return of any member of that Group (including any consolidated, combined, affiliated or unitary Return) that does not include, for all or any portion of the relevant taxable period, any member of the Embarq Group.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, as amended from time to time, by and between Sprint Nextel and Embarq dated as of May 1, 2006.

“Sprint Nextel” has the meaning set forth in the recitals.

“Sprint Nextel Group” means Sprint Nextel and its Affiliates. For the avoidance of doubt, the Sprint Nextel Group excludes any entity that is a member of the Embarq Group.

“Taxes” means all forms of taxation or duties imposed, or required to be collected or withheld, including charges, together with any related interest, penalties or other additional amounts. For the avoidance of doubt, the term “Taxes” does not include amounts to be paid to any governmental authority pursuant to escheat law.

“Tax Advisor” means a U.S. tax counsel or other tax advisor of recognized national standing reasonably acceptable to both parties.

“Tax Attribute” means a net operating loss, net capital loss, investment credit, foreign tax credit, excess charitable contribution, general business credit or any other item of loss, deduction or credit that could reduce a Tax liability.

“Tax Contest” means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of determining or redetermining Taxes (including any administrative or judicial review of any Adjustment Request).

“Tax Dispute” means any dispute arising in connection with this Agreement other than a High-Level Dispute.

“Tax-Free Status” means the qualification of the Contribution and Distribution, taken together, as a transaction (i) that is a “reorganization” described in Code Sections 355(a) and 368(a)(1)(D), (ii) in which the Embarq stock and securities distributed are “qualified property” for purposes of Code Sections 355(c) and 361(c), (iii) in which Sprint Nextel, Embarq and the shareholders of Sprint Nextel recognize no income or gain for U.S. federal income tax purposes pursuant to Code Sections 355, 361 and 1032 and (iv) that qualifies for tax-free treatment under comparable provisions of state, local and foreign law. For the avoidance of doubt, recognition of income or gain that relates to items discussed in Sections 2.03 or 2.04 or to intercompany items shall not cause the Contribution and the Distribution to fail to achieve Tax-Free Status.

“Tax Opinions/Rulings” means (i) any Ruling and (ii) the opinions of Tax Advisors relating to the Transactions including, without limitation, those issued either at the time of the Distribution or to allow a party to take actions otherwise prohibited under this Agreement.

“Tax Return” or “Return” means any return, filing, report, questionnaire, information statement, claim for refund, or other document required or permitted to be filed, including any amendments that may be filed, for any taxable period with any Taxing Authority.

“Taxing Authority” means any governmental authority imposing Taxes.

“Transactions” means the Contribution, the Distribution, the transactions contemplated by the Separation and Distribution Agreement and any other transfer of assets (whether by contribution, sale or otherwise) between any member of the Sprint Nextel Group and any member of the Embarq Group in connection with the Contribution or Distribution.

“Transaction Taxes” means all (i) Taxes of any member of the Sprint Nextel Group or the Embarq Group resulting from, or arising in connection with, the failure of the Contribution and Distribution to have Tax-Free Status, (ii) Taxes of the type described in clause (i) of any third party for which any member of the Sprint Nextel Group or the Embarq Group is or becomes liable, and (iii) reasonable out of pocket legal, accounting and other advisory and court fees in connection with liability for Taxes described in clauses (i) or (ii).

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor that permits reliance by Sprint Nextel. The Tax Advisor, in issuing its opinion, shall be permitted to rely on the validity and correctness, as of the date given, of any previously issued Tax Opinions/Rulings, unless such reliance would be unreasonable under the circumstances.

ARTICLE II

Payment of Taxes

SECTION 2.01 Ordinary Course Taxes. (a) Except as provided in Sections 2.02, 2.03 and 2.04, Embarq shall be liable, and shall indemnify the Sprint Nextel Group, pursuant to the principles set forth in Exhibit A.

(b) Except as provided in Sections 2.02, 2.03 and 2.04, Sprint Nextel shall be liable, and shall indemnify the Embarq Group, pursuant to the principles set forth in Exhibit A.

(c) Sprint Nextel and Embarq shall agree on a reasonable apportionment between the Sprint Nextel Group and the Embarq Group of the existing limitation under Code Section 382 that applies to net operating loss carryforwards in the existing Sprint Nextel consolidated group, and any comparable limitations under state or local law.

SECTION 2.02 Transaction Taxes. (a) Embarq shall be liable, and shall indemnify the Sprint Nextel Group, for any Transaction Taxes that are attributable to:

(i) any inaccurate statement or representation of fact or intent (or omission to state a material fact) (x) in Section 4.01 that relates to the Embarq Group (and the representations in Section 4.01 shall be deemed, solely for purposes of this Section 2.02(a)(i), to be made both as of the date of this Agreement and as of the Distribution Date) or (y) identified in Exhibit B1 or B2;

(ii) any inaccurate statement or representation of fact or intent (or omission to state a material fact) in a letter or certificate that is provided by any member of the Embarq Group after March 1, 2006, and that forms the basis for the Tax Opinions/Rulings;

(iii) any action or omission by the Embarq Group after the date of this Agreement inconsistent with the covenants set forth in this Agreement; or

(iv) any other action or omission by the Embarq Group after the date of this Agreement (except for actions disclosed in any ruling request submitted to the IRS prior to the date hereof), including any action or omission that would have resulted in Embarq being in breach of Section 4.02(b) but for the receipt by Embarq of a ruling from the IRS, an Unqualified Tax Opinion or a waiver.

(b) Sprint Nextel shall be liable, and shall indemnify the Embarq Group, for any Transaction Taxes attributable to:

(i) any inaccurate statement or representation of fact or intent (or omission to state a material fact) made (x) in Section 4.01 that relates to the Sprint Nextel Group (and the representations in Section 4.01 shall be deemed, solely for purposes of this Section 2.02(b)(i), to be made both as of the date of this Agreement and as of the Distribution Date) or (y) before March 1, 2006 and that formed the basis for any Tax Opinions/Rulings, excluding the representations identified on Exhibit B1;

(ii) any inaccurate statement or representation of fact or intent (or omission to state a material fact) in a letter or certificate that is provided by any member of the Sprint Nextel Group after March 1, 2006 and that forms the basis for the Tax Opinions/Rulings;

(iii) any action or omission by the Sprint Nextel Group after the date of this Agreement inconsistent with the covenants set forth in this Agreement; or

(iv) any other action or omission (except for actions disclosed in any ruling request submitted to the IRS prior to the date hereof) by the Sprint Nextel Group.

(c) Liability for any Transaction Taxes described in both paragraphs (a) and (b) shall be shared by Sprint Nextel and Embarq according to relative fault.

SECTION 2.03 Transfer Taxes. The Sprint Nextel Group shall be liable, and shall indemnify the Embarq Group, for any stamp, sales, use, gross receipts, value-added, real estate transfer or other transfer Taxes imposed in connection with the Transactions.

SECTION 2.04 Other Income Taxes. Without regard to anything to the contrary in Exhibit A, Sprint Nextel shall be liable, and shall indemnify the Embarq Group, for all Taxes arising as a result of the Transactions from (i) excess loss accounts taken into account under Code Section 1502, (ii) Code Section 357(c) or (iii) Code Section 361(b), in each case, including under similar state law provisions. Deferred intercompany gains will be governed solely by Exhibit A. Notwithstanding the foregoing, Embarq shall be liable, and shall indemnify Sprint Nextel, for Transaction Taxes arising on the issuance of Embarq securities to Sprint Nextel as a result of Embarq’s actions or failure to take actions following the Distribution with respect to such securities.

ARTICLE III

Preparation and Filing of Tax Returns

SECTION 3.01 Sprint Nextel Responsibility. (a) Subject to paragraph (b) below, Sprint Nextel shall make all determinations with respect to, have ultimate control over the preparation of and file all (i) Joint Returns and (ii) Sprint Nextel Separate Returns, in each case as it determines to be mandatory or advisable and for all taxable periods.

(b) If, in connection with the preparation of any Joint Return, Sprint Nextel materially modifies any information relating to, or provided in, the pro forma federal and state income Tax Returns or other information related to members of the Embarq Group prepared by Embarq and provided to Sprint Nextel pursuant to Section 3.02 below, the portions of the Joint Returns that include such information shall be submitted to Embarq no later than 100 days prior to the due date (including extensions) for filing of such federal Joint Returns and 20 days prior to the due date (including extensions) for filing of such state Joint Returns (or if such due date is within 100 days following the Distribution Date, as promptly as practicable following the Distribution Date). Within 10 days after delivery of any such revised portions of any Joint Return, Embarq shall provide comments to Sprint Nextel in writing to the extent Embarq objects to any revisions that could reasonably be expected to adversely impact any member of the Embarq Group. Such Embarq comments shall be incorporated into the Joint Return upon the consent of Sprint Nextel, not to be unreasonably withheld. If Embarq does not so notify Sprint Nextel of any objection, Embarq shall be considered to have consented to the filing of such Joint Return. The dates for submissions to Embarq required in this section may be modified by mutual agreement of Sprint Nextel and Embarq.

SECTION 3.02 Embarq Responsibility. Embarq shall make all determinations with respect to, have ultimate control over the preparation of and file all Tax Returns (other than those described in Section 3.01) for the Embarq Group as it determines to be mandatory or advisable and for all taxable periods. Embarq shall prepare and provide to Sprint Nextel all pro forma federal and state income Tax Returns and other information related to members of the Embarq Group required to complete any Joint Return, in the format reasonably requested by Sprint Nextel, and at least 110 days prior to the due date (including extensions) of the relevant federal Joint Return and at least 100 days prior to the due date (including extensions) of the relevant state Joint Return. The dates for submissions to Sprint Nextel required in this section may be modified by mutual agreement of Sprint Nextel and Embarq.

SECTION 3.03 Tax Accounting Practices. (a) Except as provided in Section 3.03(b), any Tax Return for any Pre-Distribution Period, to the extent it relates to members of the Embarq Group, shall be prepared in accordance with practices, accounting methods, elections, conventions and Tax positions used with respect to the Tax Return in question for periods prior to the Distribution (“Past Practices”), and, in the case of any item the treatment of which is not addressed by Past Practices, in accordance with generally acceptable Tax accounting practices. Notwithstanding the foregoing, for any Tax Return described in the preceding sentence, (i) a party will not be required to follow Past Practices with either the written consent of the other party (not to be unreasonably withheld) or a “should” level opinion from a Tax Advisor that the proposed method of reporting is correct and (ii) Sprint Nextel shall have the right to determine which entities will be included in any consolidated, combined, affiliated or unitary Return that it is responsible for filing.

(b) The parties shall report the Transactions for all Tax purposes in a manner consistent with the Tax Opinions/Rulings, unless, and only to the extent, an alternative position is required pursuant to a Final Determination. Sprint Nextel shall determine the Tax treatment to be reported on any Tax Return of any Tax issue relating to the Transactions that is not covered by the Tax Opinions/Rulings.

SECTION 3.04 Right to Review Tax Returns. Upon request, each party shall make available to the other party the portion of Pre-Distribution Period Tax Returns that relates to the Embarq Group that the first party is responsible for preparing under this Article III.

SECTION 3.05 Embarq Adjustment Requests. (a) Except with the written consent of Sprint Nextel (not to be unreasonably withheld) and subject to paragraph (b), Embarq will not file any Adjustment Request with respect to any Joint Return or any Embarq Separate Return for income Taxes for any Pre-Distribution Period unless required by law. For the avoidance of doubt, Embarq shall be permitted to file any Adjustment Request with respect to any Embarq Separate Return for Taxes other than income Taxes. To the extent legally permitted, Embarq will waive the right to claim any Embarq Carryback to any Pre-Distribution Period with respect to any Joint Return. Subject to paragraph (b), any Adjustment Request made under this Section 3.05 shall be prepared by the party that filed the Tax Return to be adjusted and the cost shall be borne by the parties in proportion to the benefit that each would receive from such adjustment.

(b) Embarq may prepare and file any Adjustment Request with respect to the matters described on Exhibit C at the times provided on Exhibit C.

ARTICLE IV

Tax-Free Status of Distribution

SECTION 4.01 Representations. Each of Embarq and Sprint Nextel represents that (i) it knows of no fact (other than the facts disclosed in any ruling request submitted prior to the date hereof) that may cause the Contribution and the Distribution to fail to have Tax-Free Status and (ii) it has no plan or intention to take any action inconsistent with the Tax Opinions/Rulings or the covenants set forth in this Agreement.

SECTION 4.02 Covenants. (a) Each of Embarq and Sprint Nextel will not take or fail to take, or permit its Affiliates to take or fail to take, any action where that action or omission would (i) violate, be inconsistent with or cause to be untrue any covenant, representation or statement in any Tax Opinions/Rulings or a letter or certificate that forms the basis therefor, or (ii) prevent, or be reasonably likely to prevent, the Tax-Free Status.

(b) During the Restricted Period, except as provided in paragraph (c), Embarq shall not, and shall not permit its Affiliates to, in a single transaction or in a series of transactions:

(i) permit any transaction or series of transactions (or any agreement, understanding or arrangement to enter into a transaction or series of transactions) as determined for purposes of Code Section 355(e), in connection with which (A) any member of the Embarq Group would merge or consolidate with any person other than any other member of the Embarq Group, (B) any member of the Embarq Group would form one or more joint ventures with any person other than any other member of the Embarq Group in which, in the aggregate, more than 10% of the gross assets of the Embarq Group are transferred to such joint ventures or (C) any person would (directly or indirectly) acquire, or have the right to acquire, from any other person, any interest in Embarq Capital Stock (a “Proposed Acquisition Transaction”). For these purposes, any recapitalization, repurchase or redemption of Embarq Capital Stock shall be treated as an indirect acquisition of such stock by any non-exchanging shareholder to the extent such shareholder’s percentage interest in the issuer increases by vote or value. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (w) the adoption by Embarq of a shareholder rights plan that meets the requirements of IRS Revenue Ruling 90-11, (x) issuances of Embarq Capital Stock pursuant to an employee stock purchase agreement or equity compensation plan that Sprint Nextel has notified Embarq in writing is acceptable to Sprint Nextel in its sole discretion (for the avoidance of doubt, (i) any modification or amendment to such agreement or plan is also subject to the prior written consent of Sprint Nextel and (ii) Sprint Nextel’s approval is required for the underlying purchase agreement or plan but not for each issuance of stock pursuant thereto), (y) transfers on an established market of Embarq Capital Stock described in Safe Harbor VII of Treasury Regulation Section 1.355-7(d) or (z) issuances of Embarq Capital Stock described in Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d).

(ii) liquidate or partially liquidate, including by way of merger or consolidation, any member of the Embarq Group other than Embarq;

(iii) liquidate or partially liquidate Embarq;

(iv) cause or permit Embarq to cease to engage in the Active Trade or Business;

(v) sell or transfer assets, other than inventory sold or transferred in the ordinary course of business, constituting (A) 50% or more of the gross assets that are held by any member of the Embarq Group and are used in the Active Trade or Business and are relied upon to satisfy the requirements of 355(b), (B) 50% or more of the consolidated gross assets of the Embarq Group that are used in an Active Trade or Business (such percentages to be measured based on fair market value as of the Distribution Date) or (C) any lesser amount if that sale or transfer could reasonably be expected to result in a significant and material change to, or termination of, the Active Trade or Business immediately after the Distribution Date; provided, however, that clauses (A) and (B) of this clause (iv) shall not be deemed violated if both (x) they would be violated solely because of tax-free exchanges of like kind assets under Code Section 1031, and (y) they would not be violated if 50% in such clauses were replaced with 66 2/3%; or

(vi) amend its certificate of incorporation (or other organizational documents), or take any other action, affecting the relative voting rights of the separate classes of Embarq Capital Stock; provided, however, that this clause (vi) shall not be deemed to be violated upon Embarq’s adoption of a shareholder rights plan that meets the requirements of IRS Revenue Ruling 90-11.

(c) Notwithstanding paragraph (b):

(i) clauses (i) through (vi) of paragraph (b) shall not apply upon the prior written consent of Sprint Nextel, which consent may not be withheld if Sprint Nextel determines in good faith that Embarq has provided it with Satisfactory Guidance concluding that the proposed actions will not result in Transaction Taxes;

(ii) clauses (ii) and (v) of paragraph (b) shall not apply after the six month anniversary of the Distribution Date;

(iii) for purposes of clause (i), if Embarq provides Sprint Nextel an Unqualified Tax Opinion that is intended to be Satisfactory Guidance concerning a Proposed Acquisition Transaction, then such Opinion may be based on the assumption that Sprint Nextel did not have any agreement, understanding, arrangement or substantial negotiations, within the meaning of Treasury Regulations Section 1.355-7(h), with the counterparty to the Proposed Acquisition Transaction within the two year period preceding the Distribution Date and such assumption shall not prevent such Unqualified Tax Opinion from being considered Satisfactory Guidance by the parties, provided that (x) such assumption must be based on a certificate of such counterparty that such assumption is true to the best of its knowledge and belief, and (y) Sprint Nextel may deem such Opinion not to be Satisfactory Guidance if, in its reasonable judgment, there is a risk that such assumption is not correct.

(iv) In the event that Embarq intends to consummate any Proposed Acquisition Transaction after the end of the Restricted Period but before the end of 30 months after the Distribution Date, then either (x) Embarq shall be permitted to consummate such proposed Acquisition Transaction, provided that Embarq shall provide Sprint Nextel with an unconditional certification that it did not have any agreement, understanding, arrangement or substantial negotiations, within the meaning of Treasury Regulations Section 1.355-7(h), with the counterparty to such transaction within 12 months after the Distribution Date, and Sprint Nextel after reasonable due investigation is satisfied with the correctness of such certification, or (y) such Proposed Acquisition Transaction shall be subject to the provisions under Sections 4.02(b) and (c).

(d) Notwithstanding anything herein to the contrary, for purposes of paragraph (c), no Ruling shall be obtained from the IRS if Sprint Nextel determines that there is a reasonable possibility that such an action could have a significant adverse impact on any member of the Sprint Nextel Group. Notwithstanding the foregoing, the parties agree to use reasonable efforts to seek a Ruling no later than 90 days after the Distribution substantially to the effect that open-market repurchases by either Sprint Nextel or Embarq of its own stock shall not affect the Tax-Free Status.

SECTION 4.03 Procedures Regarding Opinions and Rulings. (a) Subject to Section 4.02(d), if Embarq may take certain actions conditioned upon the receipt of

Satisfactory Guidance, Sprint Nextel, at the request of Embarq, shall use commercially reasonable efforts to expeditiously obtain, or assist Embarq in obtaining, such Satisfactory Guidance. Sprint Nextel shall not be required to take any action pursuant to this Section 4.03(a) if Embarq fails to certify, upon request, that all information and representations relating to any member of the Embarq Group in the relevant documents are true, correct and complete. Embarq shall reimburse Sprint Nextel for all reasonable out-of-pocket costs and expenses incurred by the Sprint Nextel Group in obtaining Satisfactory Guidance.

(b) Sprint Nextel shall have the right to obtain a ruling from the IRS (or any other Taxing Authority) or an Unqualified Tax Opinion at any time in its sole discretion. Sprint Nextel shall reimburse Embarq for all reasonable out-of-pocket costs and expenses incurred by the Embarq Group in obtaining such a ruling or Unqualified Tax Opinion.

(c) Sprint Nextel shall have exclusive control over the process of obtaining any ruling relating to the Transactions and neither Embarq nor any of its Affiliates shall independently seek any guidance concerning the Transactions from any Taxing Authority at any time. In connection with any ruling relating to the Transactions that can reasonably be expected to affect Embarq liabilities under this Agreement, Sprint Nextel shall (i) keep Embarq informed of all material actions taken or proposed to be taken by Sprint Nextel, (ii) reasonably in advance of the submission of any ruling request provide Embarq with a draft thereof, consider Embarq’s comments on such draft, and provide Embarq with a final copy, and (iii) provide Embarq with notice reasonably in advance of, and permit Embarq to attend, any formally scheduled meetings with the IRS (subject to the approval of the IRS) that relate to such ruling.

ARTICLE V

Tax Contests; Indemnification; Cooperation

SECTION 5.01 Notice. (a) Within 15 days after a party (the “Indemnitee”) becomes aware of the existence of a Tax Contest that may give rise to an indemnification claim under this Agreement by it against the other party (the “Indemnifying Party”), the Indemnitee shall promptly notify the Indemnifying Party of the Tax Contest, and thereafter shall promptly forward or make available to the Indemnifying Party copies of notices and communications with a Taxing Authority relating to such Tax Contest.

(b) The Indemnifying Party shall not be responsible for any increase in amounts to which the Indemnitee is otherwise entitled to the extent that such increase results solely from the failure of the Indemnitee to provide timely notice as required pursuant to Section 5.01(a).

SECTION 5.02 Control of Tax Contests. (a) Except as otherwise provided in paragraphs (b) and (d):

(i) Sprint Nextel may elect to control, and to have sole discretion in handling, settling or contesting, any Tax Contest relating to any Joint Returns, any Sprint Nextel Separate Returns or the Tax treatment of the Transactions, provided that (x) Sprint Nextel shall act in good faith in connection with its control of any such Tax Contests and (y) Embarq shall have the right to participate in and advise on (including, without limitation, the opportunity to review and comment upon Sprint Nextel’s communications with the Taxing Authority, which comments shall be incorporated upon the consent of Sprint Nextel, not to be unreasonably withheld) such items for which Embarq could be liable under Article II as a result of such Tax Contest; and

(ii) If Embarq disagrees with Sprint Nextel’s decision to settle a Tax Contest that may reasonably be expected to affect amounts for which it is liable under Article II, it shall have the right to contest its liability to Sprint Nextel under Article II notwithstanding the settlement. Embarq shall provide written notice to Sprint Nextel of its intention to contest its liability as a result of any settlement (and its irrevocable election described below) prior to the time such settlement is entered into. Any such contest by Embarq shall be made under the procedures set forth in Article VI. Under those procedures, Embarq may irrevocably elect, in its sole discretion, to require the Tax Advisor or the arbitrator to determine either (x) the amount of a settlement with the relevant Taxing Authority that would most accurately reflect the litigation risk of the relevant issue, or (y) the most likely outcome of the issue if it were litigated without a settlement. In either such case, Embarq shall be liable to Sprint Nextel, or Sprint Nextel shall be liable to Embarq, based solely on the determination of the Tax Advisor or the arbitrator as if a settlement or litigation implementing such determination had actually occurred, without regard to the actual settlement. For the avoidance of doubt, this clause (ii) shall not limit Sprint Nextel’s ability to settle a Tax Contest.

(b) Sprint Nextel and Embarq shall jointly control Tax Contests relating to tax liability arising from the failure of the Transactions to qualify for tax-free treatment under Code Sections 355 or 361, if Embarq potentially would be liable to Sprint Nextel under Article II as a result of such Tax Contest. Neither party shall have the right to settle any such Tax Contest without the consent of the other party.

(c) Except as provided in clauses (i)-(iii) below, Embarq shall have sole control over any Tax Contest relating to the Embarq Separate Returns.

(i) Sprint Nextel shall have sole control over any Tax Contest relating to the Centel Directory Company or any subsidiary thereof.

(ii) Sprint Nextel shall have sole control over any Tax Contests relating to a Return of a partnership in which an Embarq Group member was a partner and the interests in which were included in the assets distributed by Sprint in the 1996 distribution of certain wireless operations.

(iii) To the extent that a Tax Contest relates to an Embarq Separate Return with respect to which, pursuant to this Agreement, Sprint Nextel is responsible for any Taxes, clauses (x) and (y) below shall govern:

(x) Embarq may elect to control, and to have sole discretion in handling, settling or contesting, such Tax Contest, provided that (I) Embarq shall act in good faith in connection with its control of any such Tax Contests and (II) Sprint Nextel shall have the right to participate in and advise on (including, without limitation, the opportunity to review and comment upon Embarq’s communications with the Taxing Authority, which comments shall be incorporated upon the consent of Embarq, not to be unreasonably withheld); and

(y) If Sprint Nextel disagrees with Embarq’s decision to settle such Tax Contest, it shall have the right to contest its liability to Embarq under Article II notwithstanding the settlement. Sprint Nextel shall provide written notice to Embarq of its intention to contest its liability as a result of any settlement (and its irrevocable election described below) prior to the time such settlement is entered into. Any such contest by Sprint Nextel shall be made under the procedures set forth in Article VI. Under those procedures, Sprint Nextel may irrevocably elect, in its sole discretion, to require the Tax Advisor or the arbitrator to determine either (I) the amount of a settlement with the relevant Taxing Authority that would most accurately reflect the litigation risk of the relevant issue, or (II) the most likely outcome of the issue if it were litigated without a settlement. In either such case, Sprint Nextel shall be liable to Embarq, or Embarq shall be liable to Sprint Nextel, based solely on the determination of the Tax Advisor or the arbitrator as if a settlement or litigation implementing such determination had actually occurred, without regard to the actual settlement. For the avoidance of doubt, this clause (y) shall not limit Embarq’s ability to settle a Tax Contest.

(d) Embarq may elect to control, and to have sole discretion in handling, settling or contesting, any Tax Contest for a Pre-Distribution Period to the extent such Tax Contest relates to the matters described on Exhibit C; provided that Sprint Nextel shall have the right to participate in and advise on all aspects of such Tax Contests and may coordinate discussions with the relevant Taxing Authority with respect thereto.

(e) Any out-of-pocket costs incurred in handling, settling or contesting a Tax Contest shall be borne ratably by the parties based on their ultimate liability under this Agreement for the Taxes to which the Tax Contest relates; provided, however, that (I) if Embarq contests a settlement made by Sprint Nextel as provided in clause (ii) of paragraph (a), Sprint Nextel shall bear the costs relating to Embarq’s contest of such settlement unless Sprint Nextel substantially prevails in such contest and (II) if Sprint Nextel contests a settlement made by Embarq as provided in clause (iii)(y) of paragraph (c), Embarq shall bear the costs related to Sprint Nextel’s contest of such settlement unless Embarq substantially prevails in such contest.

SECTION 5.03 Indemnification Payments. (a) An Indemnitee shall be entitled to make a claim for payment pursuant to this Agreement when the Indemnitee determines that it is entitled to such payment and the amount of such payment (including, for the avoidance of doubt, the finalization of a Return before filing). The Indemnitee shall provide to the Indemnifying Party notice of such claim within 10 days of the date on which it first so becomes entitled to claim such payment, including a description of such claim and a detailed calculation of the amount of the indemnification payment that is claimed, provided, however, that no delay on the part of the Indemnitee in notifying the Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor is actually and materially prejudiced thereby. Except as provided in paragraph (b), the Indemnifying Party shall make the claimed payment to the Indemnitee within 10 days after receiving such notice, unless the Indemnifying Party reasonably disputes its liability for, or the amount of, such payment.

(b) If the Indemnitee will be obligated to make the payment described in paragraph (a) to a Taxing Authority or other third party (including expenses reimbursable under this Agreement), the Indemnifying Party shall not be obligated to pay the Indemnitee more than 5 days before the Indemnitee incurs such expense or makes such payment. If the Indemnitee’s claim for payment arises from a payment that the Indemnifying Party will receive from a third party, such as a Refund, the Indemnifying Party shall not be obligated to pay the Indemnitee until 5 days after the Indemnifying Party receives such payment.

(c) In the case of a claim under Article II where no payment will be made to or received from a Taxing Authority, paragraph (b) shall be applied to the payments that would be made to or from a Taxing Authority if the Embarq Group was treated, pursuant to the principles set forth on Exhibit A, as a standalone group for all taxable periods.

SECTION 5.04 Interest on Late Payments. Interest shall accrue with respect to any indemnification payment (including any disputed payment that is ultimately required to be made), not made within the period for payment, at seven percent per annum compounded quarterly.

SECTION 5.05 Treatment of Payments. (a) The amount of all indemnification obligations under this Agreement shall be decreased to take into account the Tax benefits to the Indemnitee of the deductibility of any indemnified item (whether or not any tax benefit is actually received for a deductible item and assuming the highest applicable taxable rate) and shall be increased where necessary so that, after all the required deductions (whether or not any tax benefit is actually received for a deductible item and assuming the highest applicable taxable rate) have been made and Taxes imposed, the Indemnitee receives the amount it would have been entitled to receive under this Agreement in the absence of such deductions and Taxes.

(b) Any payments made to one party by another party pursuant to (i) this Agreement or (ii) Sections 2.02(c), 2.02(d), 6.02, 6.03 or Section (F) of Schedule 2.08 of the Separation and Distribution Agreement (or any other payment made pursuant to the Separation and Distribution Agreement that relates to taxable periods (or portions thereof) ending on or before the Distribution) shall be treated by the parties for all Tax purposes as a distribution by, or capital contribution to, Embarq, as the case may be, made immediately prior to the Distribution, except to the extent otherwise required by a Final Determination.

SECTION 5.06 Expenses. Except as otherwise provided herein, each party and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Contests, and other matters under this Agreement.

SECTION 5.07 Cooperation. Each member of the Sprint Nextel Group and the Embarq Group shall cooperate fully with all reasonable requests from the other party in connection with the preparation and filing of Tax Returns and Adjustment Requests, Tax Contests and other matters covered by this Agreement.

(a) Such cooperation shall include:

(i) the retention until the expiration of the applicable statute of limitations, and the provision upon request, of Tax Returns, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to the Tax Returns, including accompanying schedules, related workpapers, and documents relating to rulings or other determinations by Taxing Authorities;

(ii) the execution of any document that may be necessary or reasonably helpful in connection with any Tax Contest, the filing of a Tax Return or Adjustment Request by a member of the Sprint Nextel Group or the Embarq Group, obtaining a tax opinion or private letter ruling (except as otherwise provided in Section 4.02(d)), or other matters covered by this Agreement, including certification (provided in such form as may be required by applicable law or reasonably requested and made to the best of a party’s knowledge) of the accuracy and completeness of the information it has supplied;

(iii) the use of the parties’ reasonable best efforts to obtain any documentation that may be necessary or reasonably helpful in connection with any of the foregoing;

(iv) the use of the parties’ reasonable best efforts to make the applicable party’s current or former directors, officers, employees, agents and facilities available on a reasonable and mutually convenient basis in connection with the foregoing matters; and

(v) making determinations with respect to actions described in Section 4.02(c) as promptly as practicable including, without limitation, making determinations within 10 days with respect to modifications and amendments of employee stock purchase agreements or equity compensation plans under Section 4.02 (b)(i)(x).

(b) If a party fails to comply with any of its obligations set forth in this Section 5.07 upon reasonable request and notice by the other party, and such failure results in the imposition of additional Taxes, the nonperforming party shall be liable in full for such additional Taxes.

SECTION 5.08 Confidentiality. Any information or documents provided under this Agreement shall be kept confidential by the recipient-party, except as may otherwise be necessary in connection with the filing of Tax Returns or with any Tax Contest. In addition, if Sprint Nextel or Embarq determines that providing such information could be commercially detrimental, violate any law or agreement or waive any privilege, the parties shall use reasonable best efforts to permit compliance with the obligations under this Agreement in a manner that avoids any such harm or consequence.

SECTION 5.09 Retention of Tax Records. Embarq may request from Sprint Nextel and retain copies of (i) with respect to any Joint Return, all pro forma federal and state Tax Returns, supporting schedules and workpapers related to members of the Embarq Group, and (ii) any Separate Returns for any Embarq Group members, including supporting schedules and workpapers. If either Sprint Nextel or Embarq intends to dispose of documentation with respect to any Pre-Distribution Period, including books, records, Tax Returns and all supporting schedules and information relating thereto (after the expiration of the applicable statute of limitations), of any member of the other Group, or in the case of the Embarq Group any member included in a Joint Return, they shall provide written notice to the other party describing the documentation to be disposed of 30 days prior to taking such action. The other party may arrange to take delivery of the documentation described in the notice at its own expense during the succeeding 30 day period.

ARTICLE VI

Resolution of Disputes

SECTION 6.01 Tax Disputes. The parties will endeavor, and will cause their respective Affiliates to endeavor, to resolve in an amicable manner all disputes arising in connection with this Agreement. The parties shall negotiate in good faith to resolve any Tax Dispute for not less than 45 days. Upon written notice of either party after 45 days, the matter will be referred to a Tax Advisor acceptable to both parties. The Tax Advisor may, in its discretion, obtain the services of any third-party necessary to assist it in resolving the dispute. The Tax Advisor shall furnish written notice to the Companies of its resolution of the dispute as soon as practicable, but in any event no later than 45 days after its acceptance of the matter for resolution. Any such resolution by the Tax Advisor will be binding on the parties and the parties shall take, or cause to be taken, any action necessary to implement the resolution. All fees and expenses of the Tax Advisor shall be shared equally by Sprint Nextel, on the one hand, and Embarq, on the other hand. If, having determined that the dispute must be referred to a Tax Advisor, after 45 days the parties are unable to find a Tax Advisor willing to adjudicate the dispute in question and whom the parties in good faith find acceptable, then the dispute will be submitted for arbitration to the American Arbitrators Association, provided, however, that only an arbitrator that qualifies as a Tax Advisor shall be selected.

SECTION 6.02 High-Level Disputes. Any High-Level Dispute shall be resolved pursuant to the arbitration procedures set forth in Article VII of the Separation and Distribution Agreement, provided, however, that only an arbitrator that qualifies as a Tax Advisor shall be selected to resolve a High-Level Dispute.

ARTICLE VII

Miscellaneous Provisions

SECTION 7.01 Disposition of Embarq Subsidiaries. In the event that Embarq disposes of the stock of a subsidiary that is not a party to this Agreement (i) without receiving compensation equal to the fair market value of such subsidiary, prior to the disposition, such subsidiary shall deliver to Sprint Nextel an executed agreement, in a form reasonably acceptable to Sprint Nextel, agreeing to be bound by this Agreement as if it had been an original party hereto or (ii) in an exchange intended to result in the receipt of compensation equal to the fair market value of such subsidiary, prior to the disposition, such subsidiary shall deliver to Sprint Nextel an executed agreement, in a form reasonably acceptable to Sprint Nextel, agreeing to be bound by Sections 5.07, 5.08, 5.09 and Article VII of this Agreement as if it had been an original party hereto.

SECTION 7.02 Notice. Any payments, notices, requests, claims, demands and other communications under this Agreement shall be provided in accordance with the Notice provision of the Separation and Distribution Agreement. In addition, copies of all documents mentioned in the preceding sentence shall also be sent to the address and party set forth below (or at such other address as one party may specify by notice to the other party):

If to Sprint Nextel:
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, KS 66251
Attention: Vice President, Tax
Facsimile: (913) 794-0153

If to Embarq:
Embarq Corporation
5454 W. 110th Street
Mail Stop KSOPKJ 1001 Overland Park, KS 66211-1204
Attention: Treasurer
Facsimile: (913) 523-2786

Notification of a change of address shall be given by either party to the other as provided in this Section 7.02. All such notices and communications shall be effective (i) when received, if mailed or delivered, or (ii) when confirmed by fax answerback, if faxed.

SECTION 7.03 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement will remain in full force, as long as the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

SECTION 7.04 Integration; Amendments. Except as explicitly stated herein, this Agreement embodies the entire understanding between the parties relating to its subject matter and supersedes and terminates all prior agreements and understandings among the parties with respect to such matters. No promises, covenants or representations of any kind, other than those expressly stated herein, have been made to induce any party to enter into this Agreement. This Agreement shall not be modified or terminated except by a writing duly signed by each of the parties hereto, and no waiver of any provisions of this Agreement shall be effective unless in a writing duly signed by the party sought to be bound. If, and to the extent, the provisions of this Agreement conflict with the Separation and Distribution Agreement, or any Ancillary Agreement, the provisions of this Agreement shall control.

SECTION 7.05 Construction. The language of this Agreement shall be construed according to its fair meaning and shall not be strictly construed for or against any party. Notwithstanding the foregoing, the purposes of Article IV are to ensure the Tax-Free Status and, accordingly, the parties agree that the language thereof shall be interpreted in a manner that serves this purpose to the greatest extent possible. Headings of sections in this Agreement are inserted for convenience only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

SECTION 7.06 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same.

SECTION 7.07 Governing Law. This Agreement shall be governed by the laws applicable to contracts entered into and to be performed within the State of Delaware by residents thereof.

SECTION 7.08 Jurisdiction. Each party agrees to submit exclusively to the personal jurisdiction of any Delaware court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such Delaware court. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 7.08.

SECTION 7.09 Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any dispute arising out of this Agreement.

SECTION 7.10 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other party; provided, however, that no such consent shall be required in the event of a merger, consolidation or sale of either Sprint Nextel or Embarq. Subject to the preceding sentence, this Agreement shall be binding on, and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 7.11 Injunctions. The parties acknowledge that irreparable damage would occur to Sprint Nextel in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. The parties agree that Sprint Nextel shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, such remedy being in addition to any other remedy to which it may be entitled at law or in equity. Nothing in this Agreement (including Article VI) will prevent any party from seeking injunctive relief as it deems necessary or appropriate.

SECTION 7.12 Survival. Except with respect to Sections 5.07, 5.08 and 5.09 which shall remain in effect without limitation as to time, the provisions in this Agreement shall be unconditional and absolute and shall remain in effect until the expiration of the statute of limitations for all taxable periods that end before or include December 31 of the calendar year in which the Distribution occurs and the resolution of all disputes under this Agreement that arose during such periods.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by the respective officers as of the date set forth above.

SPRINT NEXTEL CORPORATION,

By:	/s/ GARY E. CHARDE
Name:	Gary E. Charde
Title:	Vice President - Tax

EMBARQ CORPORATION,

By:	/s/ GENE M. BETTS
Name:	Gene M. Betts
Title:	CFO

Exhibit A

Key Principles of Tax Sharing/Billing Arrangements For Entities Now Comprising the Embarq Group

Federal Income Taxes:

•	The amount of tax on income or loss will be computed at the highest statutory federal income tax rate in effect during the period to which the tax relates. For purposes of the calculations described below, loss entities will be treated as producing negative taxable income and the calculations will be done by aggregating all of the entities comprising the Embarq Group. References in this Exhibit A to the Embarq Group’s “income tax liability” or “taxable income” shall refer to a positive number or a negative number and shall be computed in order to determine whether either (x) Embarq shall be liable for and shall indemnify the Sprint Nextel Group pursuant to Section 2.01(a), or (y) Sprint Nextel shall be liable for and shall indemnify the Embarq Group pursuant to Section 2.01(b).

•	With respect to tax years ending on or before December 31, 2004, any adjustments to the Embarq Group’s income tax liability will be calculated as if the Embarq Group filed a standalone federal income tax return (without regard to loss or credit carryovers or carrybacks to the year in question). Embarq will pay Sprint Nextel the amount of tax attributable to adjustments that increase the taxable income of the Embarq Group. Sprint Nextel will pay Embarq the reduction in tax attributable to adjustments that decrease the taxable income of the Embarq Group.

•	With respect to tax years beginning on or after January 1, 2005 and ending on or before December 31, 2005:

•	The Embarq Group’s income tax liability will be calculated as of the tax return filing date as if the Embarq Group filed a standalone federal income tax return (without regard to loss or credit carryovers or carrybacks to the year in question). Sprint Nextel and Embarq will cooperate and work together to estimate the income tax liability of the Embarq Group and such liability, as so estimated, will be reflected on Schedule 2 no later than 60 days after the Distribution Date. To the extent there is a difference between the amount of tax for the Embarq Group calculated as of the tax return filing date and the amount of tax for the Embarq Group depicted on Schedule 2, Embarq will pay Sprint Nextel the amount of any increased tax liability and Sprint Nextel will pay Embarq the amount of any reduced tax liability.

•	Any other adjustments to the Embarq Group’s income tax liability will be calculated as if the Embarq Group filed a standalone federal income tax return (without regard to loss or credit carryovers or carrybacks to the year in question). Embarq will pay Sprint Nextel the amount of tax attributable to adjustments that increase the taxable income of the Embarq Group. Sprint Nextel will pay Embarq the reduction in tax attributable to adjustments that decrease the taxable income of the Embarq Group.

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•	With respect to tax years beginning on or after January 1, 2006:

•	The Embarq Group’s income tax liability for the period through the Distribution Date will be calculated as of the Distribution Date as if the Embarq Group filed a standalone federal income tax return (without regard to loss or credit carryovers or carrybacks to the year in question). Sprint Nextel and Embarq will cooperate and work together to determine the income tax liability of the Embarq Group as of the Distribution Date and such liability, as so determined, will be reflected on Schedule 3 no later than 60 days after the Distribution Date. All federal income tax liabilities will be eliminated as of the Distribution Date and the amounts depicted on Schedule 3 will be treated as paid for purposes of future adjustments.

•	The Embarq Group’s income tax liability for the period prior to the Distribution Date will be calculated as of the tax return filing date as if the Embarq Group filed a standalone federal income tax return (without regard to loss or credit carryovers or carrybacks to the year in question). To the extent there is a difference between the amount of tax for the Embarq Group so calculated and the amount of tax for the Embarq Group calculated as of the Distribution Date as depicted on Schedule 3, Embarq will pay Sprint Nextel the amount of any increased tax liability and Sprint Nextel will pay Embarq the amount of any reduced tax liability.

•	Any other adjustments to the Embarq Group’s income tax liability will be calculated as if the Embarq Group filed a standalone federal income tax return (without regard to loss or credit carryovers or carrybacks to the year in question). Embarq will pay Sprint Nextel the amount of tax attributable to adjustments that increase the taxable income of the Embarq Group. Sprint Nextel will pay Embarq the reduction in tax attributable to adjustments that decrease the taxable income of the Embarq Group.

•	Any taxes attributable to deferred intercompany gains that are triggered as a result of the Transactions shall be the responsibility of Sprint Nextel and shall not be included in Schedule 3 or in determining the Embarq Group’s income tax liability. To the extent there are adjustments to the amount of any deferred intercompany gain triggered as a result of the Distribution, Sprint Nextel shall be responsible for paying the additional tax associated with any increase in the amount of gain and shall also be entitled to a refund of tax attributable to any reduction of gain.

•	Notwithstanding anything herein to the contrary, this paragraph shall control with respect to the treatment of the LEC Notes. “LEC Notes” means notes owed by members of the Embarq Group to members of the Sprint Nextel Group on April 3, 2006. The preceding bullet points of this section shall not apply to the LEC Notes, and Schedule 3 shall not take into account any tax liability or benefit attributable to the actual or deemed payment of the LEC Notes. If the LEC Notes are eliminated prior to the Distribution, any tax items attributable to the elimination of the LEC Notes shall be treated as tax items of the Sprint Nextel Group and not the Embarq Group for all purposes of this Agreement. To the extent the LEC Notes remain outstanding as of the Distribution, Embarq will indemnify

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Sprint Nextel for the tax attributable to any increase in the consolidated taxable income of the Sprint Nextel consolidated group in the Pre-Distribution Period attributable to the LEC Notes and arising from the transactions related to the Distribution.

•	To the extent the Embarq Group is allocated any Tax Attributes from Pre-Distribution Periods that carry over to tax periods after the Distribution Date, Embarq will pay Sprint Nextel for such Tax Attributes when the Tax Attributes are used by the Embarq Group to reduce its tax liability. With respect to Tax Attributes that reduce the taxable income of the Embarq Group, Embarq will pay Sprint Nextel the amount of the Tax Attribute used by the Embarq Group multiplied by the highest statutory federal income tax rate in effect at the time of such use. With respect to Tax Attributes that are directly credited against the amount of tax owed by the Embarq Group to a Taxing Authority, Embarq will pay Sprint Nextel the amount of the credit so used. To the extent the Tax Attributes that carry over to Embarq Group tax periods after the Distribution Date are subsequently increased for any reason, Embarq will pay Sprint Nextel for the benefit of any such increase in a manner consistent with this provision. To the extent the Tax Attributes that carry over to Embarq Group tax periods after the Distribution Date are subsequently decreased for any reason, and Embarq has previously paid Sprint Nextel for the use of such Tax Attributes, Sprint Nextel shall refund to Embarq the excess of the amounts previously received by Sprint Nextel for such Tax Attributes over the amount Sprint Nextel should have received based on the amount of the reduced Tax Attributes.

•	With respect to any increase to tax liabilities of the Embarq Group, Embarq will pay Sprint Nextel interest on such additional tax liabilities to the extent the additional Embarq Group tax liabilities increase the amount of interest owed by Sprint Nextel to the Taxing Authority or reduce the amount of interest that Sprint Nextel is entitled to receive from the Taxing Authority when compared to the amount of interest that would have been owed to or received from the Taxing Authority in the absence of such additional Embarq Group tax liabilities. With respect to any decrease to tax liabilities of the Embarq Group, Sprint Nextel will pay Embarq interest on such reduction to the extent the reduction increases the amount of interest received from the Taxing Authority or reduces the amount of interest that Sprint Nextel owes the Taxing Authority when compared to the amount of interest that would have been received from or owed to the Taxing Authority in the absence of such reduction to the Embarq Group tax liabilities.

State and Local Taxes Based on Income:

•	Each legal entity is responsible for payment of its own tax liabilities, and receives all tax refunds, for taxes based on income, for a state or political subdivision in which it files a return on a separate company basis. Any such tax liabilities existing or accrued as of the Distribution Date will not be settled, paid or contributed by Sprint Nextel prior to the Distribution Date, and Embarq will have sole responsibility for satisfying such liabilities.

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•	With respect to tax years ending on or before December 31, 2004, any adjustments to the Embarq Group’s income tax liability for a state in which it is part of a consolidated, combined or unitary return will be calculated as follows:

•	Embarq will pay Sprint Nextel the amount of tax attributable to adjustments in taxable income or apportionment that increase the income tax liability of the Embarq Group. Sprint Nextel will pay Embarq the amount of tax attributable to adjustments in taxable income or apportionment that decrease the income tax liability of the Embarq Group.

•	The amount of tax payable by Embarq to Sprint Nextel, or by Sprint Nextel to Embarq, will be calculated as follows: (A) the product of (i) the adjusted taxable income attributable to the Embarq Group, (ii) the last determined combined or consolidated apportionment factor for the relevant jurisdiction subject to the COP Adjustment described below, and (iii) the highest applicable state statutory rate in effect during the tax period to which the adjustment relates, MINUS (B) the product of (i) the originally determined taxable income of the Embarq Group as reported on the originally filed tax return, or, if different, as last determined prior to the Distribution Date, (ii) the apportionment factor for the relevant jurisdiction as reported on the originally filed tax return, or, if different, as last determined prior to the Distribution Date, subject to the COP Adjustment described below, and (iii) the highest applicable state statutory rate in effect during the tax period to which the adjustment relates.

•	To the extent the result of the foregoing calculation is a positive number, Embarq will owe Sprint Nextel such amount. To the extent the result of the foregoing calculation is a negative number, Sprint Nextel will owe Embarq such amount.

•	To the extent adjustments are made to a tax return on more than one occasion, the calculations described above will take into account the prior adjustments to the extent the parties have previously paid the taxes attributable to such adjustments in accordance with this Exhibit A.

•	With respect to tax years beginning on or after January 1, 2005 and ending on or before December 31, 2005:

•	As of the tax return filing date, the Embarq Group’s income tax liability for a state in which it is part of a consolidated, combined or unitary return will be calculated as follows:

•	The taxable income of the Embarq Group that is included in such return shall be multiplied by (i) the combined or consolidated apportionment factor for the relevant jurisdiction as reported on such return subject to the COP Adjustment described below, and (ii) the highest applicable state statutory tax rate in effect for the tax period.

•	The result of the preceding calculation applied to the Embarq Group will be compared to the estimated 2005 tax liability calculated for the Embarq Group in such jurisdiction as depicted on Schedule 4. Sprint Nextel and Embarq will cooperate and work together to estimate the 2005 income tax liability of the Embarq Group and such liability, as so estimated, will be reflected on Schedule 4 no later than 60 days after the Distribution Date.

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•	To the extent the amount of tax calculated as of the tax return filing date exceeds the amount of tax depicted on Schedule 4, Embarq will pay Sprint Nextel the difference. To the extent the amount of tax calculated as of the tax return filing date is less than the amount of tax depicted on Schedule 4, Sprint Nextel will pay Embarq the difference.

•	Any other adjustments to the Embarq Group’s income tax liability for a state in which it is part of a consolidated, combined or unitary return will be calculated as follows:

•	Embarq will pay Sprint Nextel the amount of tax attributable to adjustments in taxable income or apportionment that increase the income tax liability of the Embarq Group. Sprint Nextel will pay Embarq the amount of tax attributable to adjustments in taxable income or apportionment that decrease the income tax liability of the Embarq Group.

•	The amount of tax payable by Embarq to Sprint Nextel, or by Sprint Nextel to Embarq, will be calculated as follows: (A) the product of (i) the adjusted taxable income attributable to the Embarq Group, (ii) the last determined combined or consolidated apportionment factor for the relevant jurisdiction subject to the COP Adjustment described below, and (iii) the highest applicable state statutory rate in effect during the tax period to which the adjustment relates, MINUS (B) the product of (i) the originally determined taxable income of the Embarq Group as reported on the originally filed tax return, (ii) the combined or consolidated apportionment factor for the relevant jurisdiction as reported on the originally filed tax return subject to the COP Adjustment described below, and (iii) the highest applicable state statutory rate in effect during the tax period to which the adjustment relates.

•	To the extent the result of the foregoing calculation is a positive number, Embarq will owe Sprint Nextel such amount. To the extent the result of the foregoing calculation is a negative number, Sprint Nextel will owe Embarq such amount.

•	To the extent adjustments are made to a tax return on more than one occasion, the calculations described above will take into account the prior adjustments to the extent the parties have previously paid the taxes attributable to such adjustments in accordance with this Exhibit A.

•	With respect to tax years beginning on or after January 1, 2006:

•	The Embarq Group’s income tax liability for a state in which it is part of a consolidated, combined or unitary return for the period through the Distribution Date will be calculated as of the Distribution Date based on the product of (i) the estimated taxable income for the Embarq Group through the Distribution Date, (ii) the estimated 2005 apportionment factor

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for the applicable jurisdiction on the Distribution Date subject to the COP Adjustment described below, and (iii) the highest applicable state statutory rate for such jurisdiction in effect on the Distribution Date. Sprint Nextel and Embarq will cooperate and work together to determine these income tax liabilities as of the Distribution Date for the Embarq Group, and such liabilities, as so determined, will be reflected on Schedule 5 no later than 60 days after the Distribution Date. All such consolidated, combined or unitary state tax liabilities will be eliminated as of the Distribution Date and the amounts depicted on Schedule 5 will be treated as paid for purposes of future adjustments.

•	As of the tax return filing date, the Embarq Group’s income tax liability for a state in which it is part of a consolidated, combined or unitary return will be calculated as follows:

•	The taxable income of the Embarq Group that is included in such return shall be multiplied by (i) the last determined combined or consolidated apportionment factor for the relevant jurisdiction for the 2005 tax year subject to the COP Adjustment described below, and (ii) the highest applicable state statutory tax rate in effect for the tax period.

•	The result of the preceding calculation applied to the Embarq Group will be compared to the estimated tax liability calculated for the Embarq Group in such jurisdiction as of the Distribution Date as depicted on Schedule 5.

•	To the extent the amount of tax calculated as of the tax return filing date exceeds the amount of tax depicted on Schedule 5, Embarq will pay Sprint Nextel the difference. To the extent the amount of tax calculated as of the tax return filing date is less than the amount of tax depicted on Schedule 5, Sprint Nextel will pay Embarq the difference.

•	Any other adjustments to the Embarq Group’s income tax liability for a state in which it is part of a consolidated, combined or unitary return will be calculated as follows:

•	Embarq will pay Sprint Nextel the amount of tax attributable to adjustments in taxable income or apportionment that increase the income tax liability of the Embarq Group. Sprint Nextel will pay Embarq the amount of tax attributable to adjustments in taxable income or apportionment that decrease the income tax liability of the Embarq Group.

•	The amount of tax payable by Embarq to Sprint Nextel, or by Sprint Nextel to Embarq, will be calculated as follows: (A) the product of (i) the adjusted taxable income attributable to the Embarq Group, (ii) the last determined combined or consolidated apportionment factor for the relevant jurisdiction for the 2005 tax year subject to the COP Adjustment described below, and (iii) the highest applicable state statutory rate in effect during the period to which the adjustment relates, MINUS (B) the product of (i) the

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originally determined taxable income of the Embarq Group as reported on the originally filed tax return, (ii) the combined or consolidated apportionment factor for the relevant jurisdiction for the 2005 tax year as used at the time of the 2006 tax return filing date subject to the COP Adjustment described below, and (iii) the highest applicable state statutory rate in effect during the tax period to which the adjustment relates.

•	To the extent the result of the foregoing calculation is a positive number, Embarq will owe Sprint Nextel such amount. To the extent the result of the foregoing calculation is a negative number, Sprint Nextel will owe Embarq such amount.

•	To the extent adjustments are made to a tax return on more than one occasion, the calculations described above will take into account the prior adjustments to the extent the parties have previously paid the taxes attributable to such adjustments in accordance with this Exhibit A.

•	When determining the appropriate apportionment factor to utilize in all of the above calculations, the apportionment factors shall be adjusted to remove the impact of the utilization of the cost of performance method to source the receipts of Sprint Communications Company L.P. in the applicable consolidated, combined or unitary returns (the “COP Adjustment”).

•	Any taxes attributable to deferred intercompany gains that are triggered as a result of the Transactions shall be the responsibility of Sprint Nextel and shall not be included in Schedule 5 or in determining the Embarq Group’s income tax liability. To the extent there are adjustments to the amount of any deferred intercompany gain triggered as a result of the Distribution, Sprint Nextel shall be responsible for paying the additional tax associated with any increase in the amount of gain and shall also be entitled to a refund of tax attributable to any reduction of gain.

•	Notwithstanding anything herein to the contrary, this paragraph shall control with respect to the treatment of the LEC Notes. “LEC Notes” means notes owed by members of the Embarq Group to members of the Sprint Nextel Group on April 3, 2006. The preceding bullet points of this section shall not apply to the LEC Notes, and Schedule 5 shall not take into account any tax liability or benefit attributable to the actual or deemed payment of the LEC Notes. If the LEC Notes are eliminated prior to the Distribution, any tax items attributable to the elimination of the LEC Notes on any consolidated, combined or unitary tax return shall be treated as tax items of the Sprint Nextel Group and not the Embarq Group for all purposes of this Agreement. To the extent the LEC Notes remain outstanding as of the Distribution, Embarq will indemnify Sprint Nextel for the tax attributable to any increase in the aggregate taxable income in the Pre-Distribution Period attributable to the LEC Notes and arising from the transactions related to the Distribution in any state consolidated, combined or unitary tax return.

•	To the extent the Embarq Group is allocated any state Tax Attributes from Pre-Distribution Periods that carry over to tax periods after the Distribution Date, Embarq will be entitled to use such state Tax Attributes and will not be required to pay Sprint Nextel for such use. These attributes will be determined by Sprint Nextel using the

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applicable state statutes and regulations as guidelines to calculate the amount of state Tax Attributes to be allocated to the Embarq Group. Notwithstanding the foregoing, to the extent the amount of Tax Attributes allocated to the Embarq Group is increased as a result of reductions to the taxable income of the Embarq Group, Sprint Nextel shall not be required to pay Embarq for such reductions to taxable income under the paragraphs above to the extent of the value of such increased Tax Attributes.

•	With respect to any increase to tax liabilities of the Embarq Group, Embarq will pay Sprint Nextel interest on such additional tax liabilities to the extent the additional Embarq Group tax liabilities increase the amount of interest owed by Sprint Nextel to the Taxing Authority or reduce the amount of interest that Sprint Nextel is entitled to receive from the Taxing Authority when compared to the amount of interest that would have been owed to or received from the Taxing Authority in the absence of such additional Embarq Group tax liabilities. With respect to any decrease to tax liabilities of the Embarq Group, Sprint Nextel will pay Embarq interest on such reduction to the extent the reduction increases the amount of interest received from the Taxing Authority or reduces the amount of interest that Sprint Nextel owes the Taxing Authority when compared to the amount of interest that would have been received from or owed to the Taxing Authority in the absence of such reduction to the Embarq Group tax liabilities.

Franchise Taxes:

•	Each legal entity is responsible for any franchise, capital stock or other similar capital or net worth based taxes attributable to its business. Any such tax liabilities attributable to the Embarq Group that are existing or accrued as of the Distribution Date will not be settled, paid or contributed by Sprint Nextel prior to the Distribution Date, and Embarq will have sole responsibility for satisfying such liabilities.

Transfer Taxes:

•	Except as provided in Section 2.03 of the Agreement, each legal entity is responsible for any transfer taxes attributable to its business operations, including, but not limited to, any stamp, sales, use, gross receipts, value-added or other transfer taxes or tax-like fees. Any unpaid transfer tax liabilities attributable to the business operations of a Sprint Nextel entity that have been transferred to an Embarq entity as part of the Transactions (e.g., the long distance customers transferred to Embarq entities), and which relate to periods prior to the transfer of such operations, shall remain the liability of Sprint Nextel. Any tax liabilities attributable to the historical business operations of Embarq existing or accrued as of the Distribution Date will not be settled, paid or contributed by Sprint Nextel prior to the Distribution Date, and Embarq will have sole responsibility for satisfying such liabilities.

•

With respect to Refund claims pending on the Distribution Date involving any sales, use, gross receipts or other similar taxes, (x) in the case of a Refund received by Sprint Nextel and payable to Embarq pursuant to the terms hereof, the amount of such payment shall be net of all contingent fee expenses paid by Sprint Nextel and related to such Refund, or (y) in the event that Embarq receives a Refund directly from the

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relevant Taxing Authority, it shall reimburse Sprint Nextel for all contingent fee expenses paid by Sprint Nextel with respect to such Refund. For the avoidance of doubt, Embarq shall not be liable for any contingent fee expenses related to Refunds received prior to the Distribution Date.

Property Taxes:

•	Each legal entity is responsible for all real and personal property taxes relating to the property that it owns for the periods in which it owns the property (e.g., if property is transferred between legal entities, the transferor is responsible for the pro-rata portion of the total property tax calculated from January 1 through the transfer date; the transferee is responsible for the pro rata portion of the property taxes after the transfer date). Any such tax liabilities attributable to the Embarq Group that are existing or accrued as of the Distribution Date will not be settled, paid or contributed by Sprint Nextel prior to the Distribution Date, and Embarq will have sole responsibility for satisfying such liabilities.

Payroll Taxes:

•	Each legal entity is responsible for all withholding and other employment related taxes with respect to the people it employs. To the extent an employee moves from one employer to another, the “old” employer is liable for all employment related taxes attributable to pre-transfer periods and the “new” employer is liable for all employment related taxes attributable to post-transfer periods. Any such tax liabilities attributable to the Embarq Group that are existing or accrued as of the Distribution Date will not be settled, paid or contributed by Sprint Nextel prior to the Distribution Date, and Embarq will have sole responsibility for satisfying such liabilities.

All Taxes

•	Any item not dealt with in this Exhibit A will be dealt with in a manner consistent with the past practice of the parties, or in the absence of such practice, as the parties may agree. Any disagreements by the parties shall be subject to the normal dispute resolution provisions of the Agreement.

Other

•	Notwithstanding the rules above, Sprint Nextel shall be responsible for all tax deficiencies, and entitled to receive all tax refunds, attributable to any adjustment made with respect to tax items of a member of the Embarq Group attributable to (x) adjustments made to the taxable income of a partnership in which an Embarq Group member was a partner and that was included in the assets distributed by Sprint in the 1996 distribution of certain wireless operations, or (y) Centel Directory Company or any subsidiary thereof.

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•	To the extent the aggregate adjusted tax basis (“Tax Basis”) as of the Distribution Date of the Embarq Group assets identified on Schedule 6 (“Transferred Assets”) as determined based on the originally filed 2006 Sprint Nextel consolidated federal income tax return is less than $316,000,000, Sprint Nextel will upon the filing of such return pay to Embarq an amount equal to one half of the product of (a) 39% and (b) the difference of such Tax Basis and $316,000,000. To the extent such Tax Basis is greater than $316,000,000, Embarq will pay to Sprint Nextel at such time an amount equal to one half the product of (a) 39% and (b) the difference of such Tax Basis and $316,000,000. If there is any subsequent redetermination of the Tax Basis, then (in the case of a decrease) Sprint Nextel will pay to Embarq or (in the case of a increase) Embarq will pay to Sprint Nextel an amount equal to one half of the product of (a) 39% and (b) the amount of such adjustment to Tax Basis.

•	Unless otherwise indicated, all defined terms shall have the meaning as defined in the Agreement.